SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June, 2020

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

•	Press release dated June 8, 2020 announcing results for the quarter ended March 31, 2020
•	First quarter earnings call presentation

Ferroglobe Reports Results for the First Quarter of 2020

Sales of $311.2 million; Net loss of $(49.1) million; Adjusted EBITDA of $(17.6) million

•	Q1 sales of $311.2 million compared to $376.6 million in Q4 2019, and $447.4 million in Q1 2019
•	Q1 net loss of $(49.1) million compared to $(73.3) million in Q4 2019, and $(28.6) million in Q1 2019
•	Adjusted EBITDA of $(17.6) million compared to $(30.4) million in Q4 2019 and $3.3 million in Q1 2019
•	Gross debt of $443 million at the end of Q1 2020, compared to $481 million at the end of Q4 2019
•	European accounts receivable securitization program amended on February 6, 2020, providing an increase in the available funding
•	Continued improvement in working capital during the quarter by $126 million, with inventory levels decreasing by $67 million due to operational changes to the global production platform

LONDON, June 8, 2020 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), a  leading producer globally of silicon metal, silicon-based and manganese-based specialty alloys and other ferroalloys, today announced results for the first quarter of 2020.

Q1 2020 Earnings Highlights

In Q1 2020, Ferroglobe posted a net loss of $(49.1) million, or $(0.28) per share on a fully diluted basis. On an adjusted basis, the Q1 2020 net loss was $(37.7) million, or $(0.22) per share on a fully diluted basis.

Q1 2020 reported EBITDA was $(20.2) million, up from $(48.5) million in the prior quarter. On an adjusted basis, Q1 2020 EBITDA was $(17.6) million, up from Q4 2019 adjusted EBITDA of $(30.4) million. The Company reported an adjusted EBITDA margin of -5.7% for Q1 2020, compared to an adjusted EBITDA margin of -8.1% for Q4 2019. Improved margins due to strong drive in reducing the cost of raw materials.

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
$,000 (unaudited)	March 31, 2020	December 31, 2019	March 31, 2019*	December 31, 2019

Sales	$311,223	$376,607	$447,391	$1,615,222
Net (loss) profit	$(49,057)	$(73,290)	$(28,554)	$(285,640)
Diluted EPS	$(0.28)	$(0.43)	$(0.16)	$(1.66)
Adjusted net (loss) income attributable to the parent	$(37,714)	$(45,613)	$(21,894)	$(105,811)
Adjusted diluted EPS	$(0.22)	$(0.27)	$(0.13)	$(0.64)
Adjusted EBITDA	$(17,616)	$(30,389)	$3,327	$(29,236)
Adjusted EBITDA margin	-5.7%	-8.1%	0.7%	-1.8%

*Results for prior periods have been restated to reflect the impact of the profit(loss) from discontinued operations associated with the sale of former subsidiary FerroAtlántica S.A.U., the owner of  hydroelectric assets in Spain and one ferroalloys manufacturing plant.

Marco Levi, Ferroglobe’s Chief Executive Officer, commented, “I am pleased with the team’s execution given the challenges across our organization resulting from the COVID-19 pandemic. First and foremost, we took extreme measures to ensure the health and safety of our employees globally, and I am proud to report that the quick decisions and actions of the team have resulted in healthy worksites and enabled us to operate with minimal disruption.” Dr. Levi added, “The improvement in our quarterly results shows the effectiveness of the decisive actions we have taken to manage the business operationally and financially.  These efforts will be on-going as we seek to adapt to the lingering uncertainties created by the pandemic across our value chain.  In addition to near term actions, we continue to make progress in identifying a broader set of strategic initiatives which will drive value creation for our stakeholders.”

Cash Flow and Balance Sheet

Cash generated from operations during Q1 2020 was $89.6 million, with working capital positively impacted by a decrease in inventories and trade receivables, offset by a decrease in payables. Working capital decreased from $474 million as of December  31, 2019 to $348 million at March 31, 2020.

Gross debt was $443 million as of March 31, 2020, down from $481 million as of December  31, 2019, primarily as a result of repayments of principal amounts related to the asset-based revolving credit facility amounting $20.4 million, the reduction of the senior loan in the securization program amounting $24.5 million and payment of the interest on the senior unsecured notes on March 1, 2020.

Beatriz García-Cos, Ferroglobe’s Chief Financial Officer, commented, “The operational adjustments at year end were in anticipation of continued demand weakness into 2020.  During the first quarter our sales declined 17% compared to the prior quarter, reflecting the impact of the industry downturn.  However, even in this difficult operating environment, we were able to improve our cost structure, generate cash from operations, and reduce our debt.  These results were driven by the successful execution of cost cutting initiatives at the plant and corporate overhead levels, and emphasis on right-sizing the business in order to optimize our global footprint.  While many uncertainties remain as a result of both the cyclical downturn and the COVID-19 pandemic, we continue our effort to find additional areas of cost reduction to improve our financial performance, all with an eye towards returning to profitability.”

Recent developments

On February 6, 2020, the Company entered into an amended and restated accounts receivables securitization program via which trade receivables generated by certain of the Company’s subsidiaries in Spain and France are financed both directly through the existing Irish special purpose vehicle (“SPV”) and indirectly through a French fonds commun de titrisation (“FCT”). The incorporation of the FCT into the program has allowed for the sale of certain Euro-denominated receivables that were not eligible under the previous structure and increased the available funding.

Subsequent to entering into the amended program, the Company has repaid $24.5 million of senior loans in order to optimise the level of borrowings of the SPV relative to the value of receivables in the securitization. The Company may request additional senior loans up to the maximum commitment when needed.

COVID-19

Since January 2020, the COVID-19 pandemic has spread to various jurisdictions where the Company does business. The Company has been monitoring the evolving situation, and consequent emerging risk. Among other steps, the Company has implemented a coronavirus crisis management team, which has been meeting regularly to ensure the Company and its subsidiaries take appropriate action to protect all employees and ensure business continuity.

While it is difficult to forecast the impacts of the COVID-19 pandemic, at the present time the Company’s day-to-day operations continue without being materially affected. The Company has evaluated, and will continue to evaluate, how evolving demand from its customer base and sales price evolution stand to affect the Company’s business and results in the next twelve months.

Subsequent events

On June 8, 2020, the Company announced the appointment of Marta Amusategui as a Non-Executive Director, effective June 12, 2020.

Discussion of First Quarter 2020 Results

Sales

Sales for Q1 2020 were $311.2 million, a decrease of 17.4% compared to $376.6 million in Q4 2019. For Q1 2020, total shipments were down 15.6% and the average selling price was up 0.8% compared with Q4 2019.

	Quarter Ended	Quarter Ended		Quarter Ended		Year Ended
	March 31, 2020	December 31, 2019	Change	March 31, 2019	Change	December 31, 2019
Shipments in metric tons:
Silicon Metal	53,321	63,113	-15.5%	62,269	-14.4%	239,692
Silicon-based Alloys	60,932	64,485	-5.5%	81,801	-25.5%	295,429
Manganese-based Alloys	73,724	95,235	-22.6%	103,669	-28.9%	392,456
Total shipments*	187,977	222,833	-15.6%	247,739	-24.1%	927,577

Average selling price ($/MT):
Silicon Metal	$2,212	$2,164	2.2%	$2,358	-6.2%	$2,252
Silicon-based Alloys	$1,474	$1,424	3.5%	$1,669	-11.7%	$1,547
Manganese-based Alloys	$973	$1,054	-7.7%	$1,172	-17.0%	$1,140
Total*	$1,487	$1,475	0.8%	$1,634	-9.0%	$1,557

Average selling price ($/lb.):
Silicon Metal	$1.00	$0.98	2.2%	$1.07	-6.2%	$1.02
Silicon-based Alloys	$0.67	$0.65	3.5%	$0.76	-11.7%	$0.70
Manganese-based Alloys	$0.44	$0.48	-7.7%	$0.53	-17.0%	$0.52
Total*	$0.67	$0.67	0.8%	$0.74	-9.0%	$0.71

* Excludes by-products and other

Sales Prices & Volumes By Product

During Q1 2020, total product average selling prices increased by 0.8% versus Q4 2019.  Q1 average selling prices of silicon metal increased 2.2%, silicon-based alloys prices increased 3.5%, and manganese-based alloys prices decreased 7.7%.

Sales volumes in Q1 declined by 15.6% versus the prior quarter. Q1 sales volumes of silicon metal decreased 15.5%, silicon-based alloys decreased 5.5%, and manganese-based alloys decreased 22.6% versus Q4 2019.

Reduced activity due to the temporary shutdown of some plants in France, Norway and Spain.

Cost of Sales

Cost of sales was $243.4 million in Q1 2020, a decrease from $314.9 million in the prior quarter. Cost of sales as a percentage of sales decreased to 78.2% in Q1 2020 versus 83,6% for Q4 2019, linked primarily to product mix, decrease in costs associated with implementing the temporary curtailments to our operations, reduction in inventory write downs across our product portfolio and savings related to raw materials.

Other Operating Expenses

Other operating expenses was $40.1 million in Q1 2020, a decrease from $58.8 million in the prior quarter. This decrease is primarily attributable to a decrease in commercial expenses linked to less sales volume. Additionally, Q4 2019 was negatively impacted by non recurrent costs associated with the energy contracts at plants in Europe temporarily idled.

Net Loss Attributable to the Parent

In Q1 2020, net loss attributable to the Parent was $47.9 million, or $(0,28) per diluted share, compared to a net loss attributable to the Parent of $72,4 million, or $(0,43) per diluted share in Q4 2019.

Adjusted EBITDA

In Q1 2020, adjusted EBITDA was $(17.6) million, or -5.7% of sales, compared to adjusted EBITDA of $(30.4) million, or -8.1% of sales in Q4 2019, primarily due to higher pricing and less costs incurred in Q1 2020.

Conference Call

Ferroglobe management will review the first quarter during a conference call at 9:00 a.m. Eastern Time on June 9, 2020.

The dial-in number for participants in the United States is 877‑293‑5491 (conference ID 7299897). International callers should dial +1 914‑495‑8526 (conference ID 7299897). Please dial in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast available at https://edge.media-server.com/mmc/p/tvypsrbz.

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon-based and manganese-based specialty alloys and other ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

Gaurav Mehta
EVP – Investor Relations
Email:   investor.relations@ferroglobe.com

Louie Toma

Managing Director

Hayden IR

Tel:       1-774-291-6000

Email:   louie@haydenir.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
	March 31, 2020	December 31, 2019	March 31, 2019*	December 31, 2019
Sales	$311,223	$376,607	$447,391	$1,615,222
Cost of sales	(243,360)	(314,905)	(329,368)	(1,214,397)
Other operating income	7,768	12,446	14,021	54,213
Staff costs	(55,097)	(63,378)	(74,263)	(285,029)
Other operating expense	(40,067)	(58,804)	(53,917)	(225,705)
Depreciation and amortization charges, operating allowances and write-downs	(28,668)	(30,029)	(30,370)	(120,194)
Impairment losses	—	(547)	(140)	(175,899)
Bargain purchase gain	—	—	—	—
Other gain (loss)	(671)	100	(397)	(3,797)
Operating (loss) profit	(48,872)	(78,510)	(27,043)	(355,586)
Net finance expense	(16,484)	(16,484)	(13,823)	(61,845)
Financial derivatives (loss) gain	3,168	(1,153)	1,264	2,729
Exchange differences	2,436	4,366	(1,479)	2,884
(Loss) profit before tax	(59,753)	(91,781)	(41,081)	(411,818)
Income tax benefit (expense)	10,696	14,119	8,210	41,541
(Loss) profit for the period from continuing operations	(49,057)	(77,662)	(32,871)	(370,277)
Profit for the period from discontinued operations	—	4,372	4,317	84,637
(Loss) profit for the period	(49,057)	(73,290)	(28,554)	(285,640)
Loss (profit) attributable to non-controlling interest	1,159	866	1,724	5,039
(Loss) profit attributable to the parent	$(47,898)	$(72,424)	$(26,830)	$(280,601)

EBITDA	$(20,204)	$(48,481)	$3,327	$(235,392)
Adjusted EBITDA	$(17,617)	$(30,390)	$3,327	$(29,236)

Weighted average shares outstanding
Basic	169,249	169,182	169,123	169,153
Diluted	169,249	169,182	169,123	169,153

(Loss) profit per ordinary share
Basic	$(0.28)	$(0.43)	$(0.16)	$(1.66)
Diluted	$(0.28)	$(0.43)	$(0.16)	$(1.66)

*Throughout the results, the amounts for prior periods have been restated to reflect the impact of the profit/(loss) from discontinued operations associated with the sale of FerroAtlántica S.A.U., owner of hydroelectric assets in Spain and one ferroalloys manufacturing plant.

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	Marzo 31,	December 31,	March 31,
	2020	2019	2019
ASSETS
Non-current assets
Goodwill	$29,702	$29,702	$203,472
Other intangible assets	50,373	51,267	69,399
Property, plant and equipment	689,383	740,906	890,436
Other non-current financial assets	5,683	2,618	54,979
Deferred tax assets	65,360	59,551	7,135
Non-current receivables from related parties	2,191	2,247	2,247
Other non-current assets	1,520	1,597	10,435
Non-current restricted cash and cash equivalents	28,173	28,323	—
Total non-current assets	872,385	916,211	1,238,103
Current assets
Inventories	287,258	354,121	451,753
Trade and other receivables	216,970	309,064	127,992
Current receivables from related parties	2,895	2,955	6,556
Current income tax assets	16,298	27,930	26,855
Other current financial assets	5,062	5,544	2,191
Other current assets	16,113	23,676	13,721
Cash and cash equivalents *	116,316	94,852	216,627
Total current assets	660,912	818,142	845,695
Total assets	$1,533,297	$1,734,353	$2,083,798

EQUITY AND LIABILITIES
Equity	$525,117	$602,297	$855,099
Non-current liabilities
Deferred income	9,081	1,253	11,676
Provisions	79,135	84,852	76,613
Bank borrowings	111,583	144,388	131,366
Lease liabilities	14,642	16,972	66,992
Debt instruments	344,639	344,014	342,222
Other financial liabilities	32,702	43,157	27,109
Other non-current liabilities	26,817	25,906	25,080
Deferred tax liabilities	69,084	74,057	61,887
Total non-current liabilities	687,683	734,599	742,945
Current liabilities
Provisions	34,853	46,091	47,619
Bank borrowings	1,369	14,611	19,100
Lease liabilities	8,932	8,900	20,616
Debt instruments	2,820	10,937	2,734
Other financial liabilities	23,101	23,382	51,618
Payables to related parties	4,572	4,830	12,199
Trade and other payables	156,634	189,229	228,649
Current income tax liabilities	1,485	3,048	4,369
Other current liabilities	86,731	96,429	98,850
Liabilities associated with assets classified as held for sale	—	—	—
Total current liabilities	320,497	397,457	485,754
Total equity and liabilities	$1,533,297	$1,734,353	$2,083,798

*Cash and cash equivalents at March 31, 2020 includes the cash balance of the A/R securitization program of $38,745 ($38,778 and $nil at December  31, 2019 and March 31, 2019, respectively)

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars)

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
	March 31, 2020	December 31, 2019*	March 31, 2019*	December 31, 2019*
Cash flows from operating activities:
(Loss) profit for the period	$(49,057)	$(73,289)	$(28,554)	$(285,640)
Adjustments to reconcile net (loss) profit to net cash used by operating activities:
Income tax (benefit) expense	(10,696)	(14,120)	(6,704)	(40,528)
Depreciation and amortization charges, operating allowances and write-downs	28,668	30,029	32,077	123,024
Net finance expense	16,484	16,485	14,756	68,279
Financial derivatives loss (gain)	(3,168)	1,153	(1,264)	(2,729)
Exchange differences	(2,436)	(4,366)	1,479	(2,884)
Impairment losses	—	546	140	175,899
Bargain purchase gain	—	—	—	—
Gain on disposal of discontinued operation	—	(4,372)	—	(85,101)
Share-based compensation	722	1,599	1,332	4,879
Other adjustments	671	(99)	397	3,797
Changes in operating assets and liabilities
(Increase) decrease in inventories	51,577	132,493	35	91,531
(Increase) decrease in trade receivables	83,832	29,310	28,371	30,933
Increase (decrease) in trade payables	(25,504)	(51,152)	(22,967)	(63,187)
Other	(11,598)	(24,448)	9,787	(45,878)
Income taxes paid	10,119	(523)	(1,680)	(3,589)
Net cash provided (used) by operating activities	89,614	39,246	27,205	(31,194)
Cash flows from investing activities:
Interest and finance income received	254	171	390	1,673
Payments due to investments:
Acquisition of subsidiary	—	—	—	9,088
Other intangible assets	—	—	(134)	(184)
Property, plant and equipment	(4,606)	(5,600)	(13,448)	(32,445)
Other	—	(621)	—	(1,248)
Disposals:
Disposal of subsidiaries	—	5,532	—	176,590
Other non-current assets	—	8,668	—	8,668
Other	—	352	1,759	3,768
Net cash (used) provided by investing activities	(4,352)	8,502	(11,433)	165,910
Cash flows from financing activities:
Dividends paid	—	—	—
Payment for debt issuance costs	(1,576)	(12,319)	(705)	(15,117)
Repayment of hydro leases	—	—	—	(55,352)
Repayment of other financial liabilities	—	—	—	—
Increase/(decrease) in bank borrowings:		—	—	—
Borrowings	—	174,130	31,850	245,629
Payments	(44,880)	(269,400)	(20,811)	(329,501)
Proceeds from stock option exercises	—	—	—	—
Other amounts paid due to financing activities	1,147	(4,363)	(5,708)	(26,631)
Payments to acquire or redeem own shares	—	—	—	—
Interest paid	(18,824)	(2,471)	(18,508)	(43,033)
Net cash (used) provided by financing activities	(64,133)	(114,423)	(13,882)	(224,005)
Total net cash flows for the period	21,129	(66,675)	1,890	(89,289)
Beginning balance of cash and cash equivalents	123,175	188,043	216,647	216,647
Exchange differences on cash and cash equivalents in foreign currencies	185	1,807	(1,910)	(4,183)
Ending balance of cash and cash equivalents	$144,489	$123,175	$216,627	$123,175
Cash from continuing operations	116,316	94,852	216,627	94,852
Non-current restricted cash and cash equivalents	28,173	28,323	—	28,323
Cash and restricted cash in the statement of financial position	$144,489	$123,175	$216,627	$123,175

* While in previous periods Ferroglobe presented interest paid as cash flows from operating activities, management deems interest paid as among activities that alter the borrowing structure of the Company and therefore most appropriately presented as among financing activities. This change allows for a more fair presentation of cash flow to users of the financial statements. Previous periods have been restated in order to show interest paid as net cash used in financing activities.

Adjusted EBITDA ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
	March 31, 2020	December 31, 2019	March 31, 2019 *	December 31, 2019
(Loss) profit attributable to the parent	$(47,898)	$(72,424)	$(26,830)	$(280,601)
(Loss) profit for the period from discontinued operations	—	(4,372)	(4,317)	(84,637)
Loss (profit) attributable to non-controlling interest	(1,159)	(866)	(1,724)	(5,039)
Income tax (benefit) expense	(10,696)	(14,119)	(8,210)	(41,541)
Net finance expense	16,484	16,484	13,823	61,845
Financial derivatives loss (gain)	(3,168)	1,153	(1,264)	(2,729)
Exchange differences	(2,436)	(4,366)	1,479	(2,884)
Depreciation and amortization charges, operating allowances and write-downs	28,668	30,029	30,370	120,194
EBITDA	(20,205)	(48,481)	3,327	(235,392)
Impairment	—	456	—	174,464
Revaluation of biological assets	—	(550)	—	530
Contract termination costs	—	—	—	9,260
Restructuring and termination costs	—	3,000	—	5,894
Energy: France	125	9,682	—	9,682
Energy: South Africa	—	3,645	—	3,645
Staff Costs: South Africa	155	327	—	327
Other Idling Costs	2,308	1,532	—	1,532
(Loss)profit on disposal of non-core businesses	—	—	—	822
Bargain purchase gain	—	—	—	—
Share-based compensation	—	—	—	—
Adjusted EBITDA	$(17,617)	$(30,389)	$3,327	$(29,236)

*Throughout the results,  amounts for prior periods have been restated to reflect the impact of the profit/ (loss) from discontinued operations associated with the sale of FerroAtlántica S.A.U., owner of hydroelectric assets in Spain and one ferroalloys manufacturing plant.

Adjusted profit attributable to Ferroglobe ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
	March 31, 2020	December 31, 2019	March 31, 2019	December 31, 2019
(Loss) profit attributable to the parent	$(47,898)	$(72,424)	$(26,830)	$(280,601)
Tax rate adjustment	8,425	15,251	4,936	90,241
Impairment	—	310	—	118,636
Revaluation of biological assets	—	(374)	—	360
Contract termination costs	—	—	—	6,297
Restructuring and termination costs	—	2,040	—	4,008
Energy: France	85	6,584	—	6,584
Energy: South Africa	—	2,479	—	2,479
Staff Costs: South Africa	105	222	—	222
Other Idling Costs	1,569	1,042	—	1,042
(Loss) profit on disposal of non-core businesses	—	(743)	—	(55,079)
Bargain purchase gain	—	—	—	—
Share-based compensation	—	—	—	—
Adjusted (loss) profit attributable to the parent	$(37,714)	$(45,613)	$(21,894)	$(105,811)

Adjusted diluted profit per share:

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
	March 31, 2020	December 31, 2019	March 31, 2019	December 31, 2019
Diluted (loss) profit per ordinary share	$(0.28)	$(0.43)	$(0.16)	$(1.66)
Tax rate adjustment	0.05	0.09	0.03	0.53
Impairment	—	0.00	—	0.70
Revaluation of biological assets	—	(0.00)	—	0.00
Contract termination costs	—	—	—	0.04
Restructuring and termination costs	—	0.01	—	0.02
Energy: France	0.00	0.04	—	0.04
Energy: South Africa	—	0.01	—	0.01
Staff Costs: South Africa	0.00	0.00	—	0.00
Other Idling Costs	0.01	0.01	—	0.01
(Loss) profit on disposal of non-core businesses	—	(0.00)	—	(0.33)
Bargain purchase gain	—	—	—	—
Share-based compensation	—	—	—	—
Adjusted diluted (loss) profit per ordinary share	$(0.22)	$(0.27)	$(0.13)	$(0.64)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2020
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

Advancing Materials Innovation NASDAQ: GSM First Quarter 2020

Forward-Looking Statements and non-IFRS Financial Metrics This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," “aim,” “target,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that Ferroglobe will not successfully integrate the businesses of Globe Specialty Metals, Inc. and Grupo FerroAtlántica SAU, that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, and/or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are not limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Registration Statement on Form F-1, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated June 8, 2020 accompanying this presentation, which is incorporated by reference herein.

Table of Contents Q1 2020 Business review Q1 2020 Financial review Appendix — supplemental information

Opening remarks Overall improvement in financial results despite challenging operating environment Quick and effective operational and financial management driving cost savings and cash generation to offset uncertainties relating to COVID-19 Progress on new strategic plan — continued focused on return to profitability

I. Q1 2020 Business Review

Key highlights Q1 2020 results: Sales of $311.2 million, compared to $376.6 million in Q4 2019 and $447.4 million in Q1 2019 Adjusted EBITDA of ($17.6) million compared to ($30.4) million in Q4 2019 and $3.3 million in Q1 2019 Strong cash generation of $21 million driven by a positive operating cashflow of $89.6 million Net loss of ($49.1 ) million, compared to a net loss of ( $73.3) million in Q4 2019 and net loss of ( $28.6) in Q1 2019 Key drivers impacting quarterly results: Quick, decisive actions to align the business to address the evolving environment impacted by COVID-19 Continued cost savings through operational /financial changes, offsetting decline in sales and driving margin improvement. Savings of $13 million in the quarter Continued improvement in working capital $348 million as of Mar. 31, 2020, a decrease of $126 million, from the Dec. 31, 2019 balance of $474 million Further inventory work down of $67 million during the quarter Gross debt reduction of $38 million during the quarter, with a balance of $443 million, and net debt reduction of $60 million wit a balance of $299 million as of Mar. 31, 2020 Cash balance of $144 million as of Mar. 31, 2020 1 Note: Includes cash and cash equivalents of $116 million, and non-current restricted cash and cash equivalents of $28 million. Cash and cash equivalents includes the cash balance of the securitization program of $39 million

Volume trends Sequential quarters EBITDA evolution ($m) Commentary Pricing trends ($/mt) Product category snapshot — silicon metal Avg. realized price of $2,212/ton in Q1-20, up 2% from Q4-19 Index price in US increased by 2% and European pricing increased 12% due to capacity curtailments at year-end Change in product mix drives volumes profitability improvement: lower metallurgical volumes and stable chemicals volumes. Cost improvement due to KTM, product mix and lower input costs Increase in index pricing during Q1 positively impacting a portion of contracted volumes in Q2 85,913 81,686 93,364 62,269 54,084 60,225 63,113 53,321 Q2-18 Q3-18 Q4-18 Q1-19 Q2-19 Q3-19 Q4-19 Q1-20 1,500 1,700 1,900 2,100 2,300 2,500 2,700 2,900 3,100 3,300 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 Aug-19 Sep-19 Oct-19 Nov-19 Dec-19 Jan-20 Feb-20 Mar-20 US Index ($) EU Index ($) Ferroglobe Avg Price ($) ($2.6) $3.5 $2.1 ($2.2) $6.3 Q4-19 Volume Price Cost Q1-20

Volume trends Commentary Sequential quarters EBITDA evolution ($m) Product category snapshot — silicon-based alloys Pricing trends ($/mt) Avg. realized price of $1,474/ton in Q1-20, up 4% from Q4-19 — improvement primarily driven by strong FeSi Production cuts (CHF) at year-end impacting Q1 FeSi shipments but yielding improved pricing Weaker steel demand mainly in Europe partially offset by product mix improvement Cost improvement driven by shift of production to most competitive plants FeSi index pricing slightly down in Q2 — lower demand offset with further production cuts across the industry $0.6 $2.3 $0.9 $0.1 $0.7 Q4-19 Volume Price Cost Q1-20 78,214 75,964 81,197 81,801 79,264 69,879 64,485 60,932 Q2-18 Q3-18 Q4-18 Q1-19 Q2-19 Q3-19 Q4-19 Q1-20 950 1,150 1,350 1,550 1,750 1,950 2,150 2,350 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 Aug-19 Sep-19 Oct-19 Nov-19 Dec-19 Jan-20 Feb-20 Mar-20 FeSi US Index ($) Si Alloys FG Avg. Selling Price ($) FeSi EU Index ($)

Volume trends Commentary Sequential quarters EBITDA evolution ($m) Product category snapshot — manganese-based alloys Pricing trends ($/mt) Avg. realized price of $973/t in Q1-20, down 8% from Q4-19 — attributable to a lag in realized prices and change in product mix Overall demand for mn-alloys remains stable. Qtr/Qtr sales decline due to capacity curtailments (MIR, CEE) at year-end, along with reduced sales into the US Positive cost impact due to lower manganese ore prices; partially offset by $2.0 million write-down of finished goods Increase in the index pricing during Q1 to positively impact business in Q2 107,457 98,280 147,445 103,669 99,555 93,996 95,235 73,724 Q2-18 Q3-18 Q4-18 Q1-19 Q2-19 Q3-19 Q4-19 Q1-20 910 1,110 1,310 1,510 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 Aug-19 Sep-19 Oct-19 Nov-19 Dec-19 Jan-20 Feb-20 Mar-20 FeMn EU HC 76% Mn EXW ($) SiMn EU 65% Mn DDP ($) Mn Alloys FG Avg. Selling Price ($) ($2.3) ($2.5) ($0.0) ($6.2) $8.0 ($2.0) Q4-19 Volume Price Manganese Ore Cost Q1-20

Progress on new strategic plan Operating model re-design Commercial excellence Footprint and product optimization Working capital improvement Continuous plant efficiency improvement, incl. new KTM initiatives Centralized procurement SG&A/corporate overhead reduction overall_0_132355861492781273 columns_1_132355861512474936 28_1_132355861241976226 31_1_132355861242524992 34_1_132355861243133574 37_1_132355861243631829 40_1_132355861244120832 43_1_132355861244649070 46_1_132355861245167678 71_1_132355867818253031 75_1_132355867820288047 79_1_132355867822062912 Maximizing top line Optimizing cost and capital management Organization to drive the plan

II. Q1 2020 Financial Review

Income statement summary — Q1 2020

Consolidated Income Statement ($'000)	Q1-20	Q4-19	Qtr / Qtr
Sales	**$311,223**	**$376,607**	**(17%)**
Cost of sales	($243,360)	($314,905)	(23%)
Other operating income	$7,768	$12,446	(38%)
Staff costs	($55,097)	($63,378)	(13%)
Other operating expenses	($40,067)	($58,804)	(32%)
Depreciation, amortisation and allowances	($28,668)	($30,029)	(5%)
Operating loss before adjustments	**($48,201)**	**($78,063)**	**(38%)**
Impairment losses	--	($547)	(100%)
Others	($671)	$100	(771%)
Operating loss	**($48,872)**	**($78,511)**	**(38%)**
Net finance expense	($16,484)	($16,484)	0%
Financial derivatives loss	$3,168	($1,153)	(375%)
FX differences & other gains/losses	$2,436	$4,366	(44%)
Loss before tax	**($59,752)**	**($91,781)**	**(34%)**
Loss resulting from discontinued operations	**--**	**$4,372**	**(100%)**
Income tax	$6,927	$14,119	(51%)
Loss	**($52,825)**	**($73,290)**	**(28%)**
Loss (profit) attributable to non-controlling interest	$1,159	$866	34%
Loss attributable to the parent	($51,666)	($72,424)	(29%)
EBITDA	($20,205)	($48,482)	58%
Adjusted EBITDA	($17,617)	($30,391)	42%
Adjusted EBITDA%	(6%)	(8%)	2%

- Improvement in cost of sales mainly relate to a reduction in manganese ore cost
- Staff costs reduction is driven by lower headcount in the French plants due to the temporary shutdown, the downsizing of the London office, and to one-offs costs incurred in 2019 (termination payments to executives and pension valuation adjustments in France)
- Other operating expenses is mainly due to lower commercial expenses driven by a reduction in volumes, and one-off items incurred in 2019 ($9.0 million in Ferropem energy penalties, and $1.2 million in doubtful debts in GFAT)

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* Adjusted EBITDA bridge – Q4-19 to Q1-20 ($m) Cost improvement primarily attributable to raw material mix, coupled with a decrease in pricing of key inputs including energy Strong initiative to reduce the cost of raw materials used in production have resulted in considerable improvements in cost of sales Atypical and others includes plant closure costs of $1.7 million, pension valuation benefits of $3.5 million recorded at the end of Q4 2019 and the sale of silica fume, Fines, by-products and others of ($1.5) million ($30.4) $2.9 ($8.3) $13.0 $1.5 $3.7 ($17.6) Adjusted EBITDA Q4-19 Volume Price Cost Head offices Atypical and others Adjusted EBITDA Q1-20

Balance sheet summary

Balance sheet	3/31/2019[1]	6/30/2019[1]	9/30/2019[1,4,5]	12/31/2019[1,2,4,5]	3/31/2020[1,2,4,5]
Cash and Restricted Cash ($m)	$216.6	$187.7	$188.0	$123.2	$144.5
Total Assets ($m)	$2,083.8	$2,109.2	$1,961.3	$1,734.4	$1,533.3
Gross Debt[2] ($m)	$636.3	$666.3	$556.3	$481.4	$443.1
Net Debt[2] ($m)	$419.7	$478.3	$368.3	$353.8	$298.6
Book Equity ($m)	$855.1	$816.1	$664.2	$602.2	$525.1
Total Working Capital ($m)	$351.1	$410.4	$578.7	$474.0	$347.6
Net Debt[2] / Adjusted EBITDA	2.40x	5.04x	8.55x	n.m.	n.m.
Net Debt[2] / Total Assets	20.1%	22.7%	18.8%	20.7%	19.5%
Net Debt / Capital[3]	32.9%	36.9%	35.7%	37.3%	36.3%

Notes:

1 Financial results are unaudited

2 Gross debt excludes bank borrowings arising from consolidation of the A/R securitization at Sep. 30, 2019, Dec. 31, 2019 and Mar. 31, 2020

3 Capital is calculated as book equity plus net debt

4 Cash and restricted cash includes the following as at the respective period ends:

- Sep. 30, 2019 – Cash and cash equivalents of $134.3 million ($9.1 million of which is the securitization program), and non-current restricted cash and cash equivalents of $53.4 million
- Dec. 31, 2019 – Cash and cash equivalents of $94.9 million ($38.8 million of which is the securitization program), and non-current restricted cash and cash equivalents of $28.3 million
- Mar. 31, 2020 – Cash and cash equivalents of $116.3 million ($38.7 million of which is the securitization program), and non-current restricted cash and cash equivalents of $28.2 million

5 Dec. 31, 2019 cash balance adjusted to reflect the proper accounting treatment applicable to the tolling agreement signed with the buyer of the Hydro Spanish business

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Cash flow summary

Simplified Cash Flows ($'000)	Q1-19	Q2-19	Q3-19	Q4-19	Q1-20
EBITDA	**$3,327**	**($7,119)**	**($183,120)**	**($48,482)**	**($20,205)**
Adjustments to reconcile EBITDA	**$10,332**	**$2,786**	**$179,224**	**$2,048**	**$1,393**
Changes in Working capital	**$13,546**	**($29,709)**	**($59,707)**	**$85,680**	**$108,426**
Changes in Accounts Receivable	$28,371	($32,316)	$5,568	$29,310	$83,832
Changes in Accounts Payable	($22,967)	$21,625	($10,693)	($51,152)	($25,504)
Changes in Inventory	$35	($46,950)	$5,953	$132,493	$51,577
Securitization and others	$9,787	$28,472	($59,689)	($24,448)	($11,598)
Less Cash Tax Payments	($1,680)	($540)	($846)	($523)	$10,119
Operating cash flow	**$27,205**	**($34,042)**	**($63,603)**	**$39,246**	**$89,614**
Cash-flow from Investing Activities	**($11,433)**	**($5,681)**	**$174,522**	**$8,502**	**($4,352)**
Payments for Capital Expenditure	($13,448)	($7,128)	($6,269)	($5,600)	($4,606)
Changes in the scope of consolidation	--	--	$180,146	($12,644)	--
Others	$2,015	$1,447	$645	$26,746	$254
Cash-flow from Financing Activities	**($13,882)**	**$10,820**	**($106,520)**	**($114,423)**	**($64,134)**
Bank Borrowings	$31,850	$39,649	--	$174,130	--
Bank Payment	($20,811)	($18,252)	($21,038)	($269,400)	($44,880)
Other amounts paid due to financing activities	($5,708)	($7,236)	($9,324)	($4,363)	$1,147
Repayment of hydro leases	--	--	($55,352)	--	--
Payment of debt issuance costs	($705)	--	($2,093)	($12,319)	($1,576)
Interest Paid [1]	($18,508)	($3,341)	($18,713)	($2,471)	($18.824)
Net cash flow	**$1,890**	**($28,903)**	**$4,399**	**($66,675)**	**$21,128**
Free cash flow[2]	**$13,757**	**($41,170)**	**($69,872)**	**$33,646**	**$85,008**

Notes:
1. An amendment to the presentation of the cash flow statement has been applied to present interest paid as 'Cash-flow from Financing Activities' as opposed to 'Cash-flows from Operating Activities'. Prior periods have been restated to reflect this amendment.
2. Free cash flow is defined as 'Cash Flow From Operating Activities' less 'Payments for Capital Expenditure'

- 14 -

280 Working capital trends ($m) Cash trends ($m) Continued working capital decrease, and cash increase during the quarter The reduction in working capital by $126 million is driven by a reduction in inventory, A/R and A/P during the quarter Increase in cash flow from operating activities offsetting cash flow from investment and financing and resulting in a total cash increase of $21 million quarter over quarter Note: 1 Includes cash and cash equivalents of $116.3 million, and non-current restricted cash and cash equivalents of $28.2 million. Cash and cash equivalents includes the cash balance of the securitization program of $38.7 million $351 $410 $397 $382 $278 $182 $92 $70 $579 $474 $348 Mar 19 Jun 19 Sep 19 Dec 19 Mar 20 Consolidation of AR securitization $217 $188 $188 $123 $144 Mar'19 Jun'19 Sep'19 Dec'19 Mar'20

Debt Evolution ($m) Gross and net debt summary ($m) The decrease in Q1 2020 gross debt due to a $20 million reduction in the ABL, the elimination of the cross-currency swap by $9.6 million and the decease in accrued coupon interest. Net debt also reduced by the positive net cash flow of $21 million for the quarter $636 $666 $556 $481 $442 $420 $478 $377 $358 $299 Mar'19 Jun'19 Sep'19 Dec'19 Mar'20 Gross Debt Net Debt

Financing update Actively pursuing new financings to bolster cash : COVID-19 related government funding — pursuing funding in countries where Ferroglobe has significant operations Evaluating various sources of incremental capital — additional secured lien capacity under existing debt — significant unencumbered assets value on 1st lien basis; additional collateral value on 2nd and 3rd lien basis

Q&A

III. Appendix: supplemental information

Quarterly trend – revenue contribution per family of products ($m) Quarterly trend – adjusted EBITDA ($m) Quarter sales and adjusted EBITDA Note: The amounts for prior periods have been restated to show the results of the Company’s Spanish hydroelectric plants within (Loss) profit for the period from discontinued operations and therefore these results are also excluded from adjusted EBITDA. ($m) Q1-18 Q2-18 Q3-18 Q4-18 Q1-19 Q2-19 Q3-19 Q4-19 Q1-20 Silicon metal $253 $238 $215 $227 $147 $125 $131 $137 $118 Silicon-based alloys $149 $149 $137 $140 $137 $125 $104 $92 $90 Manganese-based alloys $98 $140 $119 $171 $122 $118 $107 $100 $72 Other Business $49 $51 $53 $54 $41 $41 $39 $48 $31 Total Revenue $549 $579 $524 $591 $446 $409 $382 $377 $311 $ 80 .0 $ 83 .0 $43.8 $23.2 $3.3 $5.0 ($7.2) ($30.4) ($17.6) Q1-18 Q2-18 Q3-18 Q4-18 Q1-19 Q2-19 Q3-19 Q4-19 Q1-20

Adjusted EBITDA reconciliation ($m) Note: 1 The amounts for prior periods have been re-presented to show the results of Spanish hydroelectric plants within (Loss) profit for the period from discontinued operations. ($m) Q1-18 Q2-18 Q3-18 Q4-18 Q1-19 Q2-19 Q3-19 Q4-19 Q1-20 Silicon metal $43.5 $41.5 $32.3 $20.6 $8.3 $8.1 $5.6 ($2.6) $3.5 Silicon-based alloys $35.0 $31.9 $26.2 $21.2 $7.8 $11.4 $4.1 $0.6 $2.3 Manganese-based alloys $11.4 $7.2 ($8.6) ($8.6) $0.9 $1.9 $1.7 ($2.3) ($2.5) Other metals $7.6 $8.5 $7.0 $8.0 $3.3 $4.3 $3.7 $2.9 $1.4 Mines $9.8 $10.8 $4.2 $0.3 $1.5 $2.2 $0.7 $0.8 $1.7 Energy $9.6 $5.6 $2.4 $11.4 $8.1 $0.8 -- -- -- Corporate overheads ($25.4) ($21.9) ($20.4) ($14.3) ($19.2) ($19.2) ($18.6) ($18.3) ($16.8) Others (R&D. adjustments) ($1.9) $2.7 $1.9 ($6.5) $1.1 ($3.5) ($4.0) ($19.5) ($7.2) Adjusted EBITDA $89.6 $86.3 $45.0 $32.1 $11.8 $6.0 ($6.8) ($38.4) ($17.6) EBITDA from discontinued operations1 $9.6 $3.3 $1.2 $8.9 $8.5 $1.0 $0.4 -- -- Adjusted EBITDA from continuing operations $80.0 $83.0 $43.8 $23.2 $3.3 $5.0 ($7.2) ($30.4) ($17.6)

Gross debt at March 31, 2020

($'000)	Current	Non-current	Total balance sheet	Less operating leases [1]	Less AR securitization debt [2]	Gross debt
Bank borrowings	$1,369	$111,583	$112,952	-	($73,981)	**$38,971**
Lease liabilities	$8,932	$14,642	$23,574	($22,684)	-	**$890**
Debt instruments	$2,820	$344,639	$347,459	-	-	**$347,459**
Other financial liabilities	$23,101	$32,701	$55,802	-	-	**$55,802**
Total	**$36,222**	**$503,565**	**$539,787**	**($22,684)**	**($73,981)**	**$443,122**

($'000)	Gross debt
Bank borrowings:	
Asset-Based RCF (3)	$38,873
Trade letters of credit	-
Other bank loans	$98
	$38,971
Finance leases:	
Hydro leases	-
Other finance leases	$890
	$890
Debt instruments:	
Principal Senior Notes	$350,000
Debt issuance costs	($5,361)
Accrued coupon interest	$2,820
	$347,459
Other financial liabilities:	
Reindus loan	$49,343
Cross currency swap	-
Other government loans	$6,459
	$55,802
Total	**$443,122**

Notes:

1. The Company adopted IFRS 16 with effect from January 1, 2019, resulting in the recognition of liabilities for operating leases. Operating leases are excluded from the Company's presentation of gross debt consistent with the balance sheet prior to IFRS 16.

2. A/R securitization special purpose entity consolidated at Dec. 31, 2019, resulting in on balance sheet bank borrowings of $74 million as at Mar. 31, 2020. To present gross debt on a consistent basis with prior periods these bank borrowings are excluded.

3. Asset-Based Revolving Credit Facility stated net of unamortised debt issuance costs of $4.3 million

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Advancing Materials Innovation NASDAQ: GSM First Quarter 2020